EXHIBIT 99.42

GAMMON LAKE RESOURCES INC.
202 Brownlow Avenue
Cambridge 2, Suite 306
Dartmouth, Nova Scotia B3B 1T5
Tel: 902-468-0614 Fax: 902-468-0631
www.gammonlake.com
TSX:GAM / NASDAQ(OTC):GMLRF / BSX:GL7

September 23, 2002
News Release #17-2002	Issued: 33,924,316 Shares

FIRST RESULTS OF 2002 GAMMON LAKE DRILL PROGRAM YIELD
SIGNIFICANT HIGH GRADE INTERCEPTS.

Gammon Lake Resources Inc. (TSX: GAM/ NASDAQ (OTC): GMLRF/ BSX: GL7) is pleased to announce the results of its first two holes of the 2002 exploration/drilling program which focuses on development of the Company’s 100% owned underground Ocampo Northeast Project.

Results to date – encompassing the first two holes of an on-going twenty hole, 5,000 meter program – demonstrate high grade mineralization well below the limits of historic mining and in unmined structures at depth. The first two holes of drilling include intercepts of 1,137 g/t Ag and 7.44 g/t Au over 4.5 meters, and 152g/t Ag and 15.66g/t Au over 3 meters. The company expects ongoing drill results which will be reported over the next several weeks.

Concurrently with on-going work on its 100% owned ground, Gammon Lake is joint venturing a separate portion of its property for significant open-pit gold/silver production with Bolnisi Gold NL. Bolnisi is now in advanced final feasibility stages on the joint venture project and expects to conclude this step by year end. Per the previously reported independent scoping study prepared by Pincock Allen & Holt, Gammon Lake expects production here to commence within twelve months at an annual rate of 2,427,000 oz Ag and 61,000 oz Au in the first five and one half years of production. Upon taking the project into production Bolnisi will earn a 60% interest and Gammon Lake will retain a 40% interest in the joint venture.

The following tabulates the new results of the current drill program, core intercepts with true width to be confirmed, at Gammon’s 100% owned Northeast Project Area.

Deposit	Hole	From (meters)	To (meters)	Intercept (meters)	Gold (g/t)	Silver (g/t)	Elevation above Sea Level (meters)
Aventurero	OGDH-1	197.4	200.4	3	9.22	293	1640
		216.9	219.9	3	15.66	152	1620
SanJuan	OGDH-2	300.9	305.4	4.5	7.44	1,137	1580
Included within	OGDH-2	300.9	311.4	10.5	3.65	522	1580

The following table also summarizes the results of all the deeper drilling on Gammon’s 100% owned project area completed to date. This includes eleven holes drilled by Gammon in 2000 and the first two holes of the current 2002 program.

Deposit	Hole	Intercept (meters)	Gold (g/t)	Silver (g/t)
San Juan	OGDH-2	4.5	7.44	1,137
	UGD-9	4	8.93	804
	UGD-10	5	6.11	266
	UGD-11	5	5.69	665
	ODH-199	Low Grade
	ODH-205	Workings
	ODH-210	Low Grade
	ODH-215	4.5	8.39	675
Aventurero	OGDH-1	3	9.22	293
		3	15.86	152
Aventurero	ODH-184	7.6	18.96	408
	ODH-221	4.6	5.21	306
	ODH-224	7.6	5.00	299
	ODH-226	4.6	4.65	164

Given the results above, Gammon Lake management is of the opinion that the exploration and development of the Ocampo Gold Silver project has entered a new phase.

All analytical work was performed by ALS Chemex, Vancouver, Canada, employing conventional fire assay analysis techniques.

Pincock Allen & Holt has conducted a review of the current drill program plan and objectives and the results of data obtained to date and a site visit to observe drilling practices and sampling procedures. Mr. Clarence Wendt, P.Geo. of Pincock Allen & Holt is the qualified person responsible for the technical data reported in this news release.

Gammon Lake Resources Inc. is a Nova Scotia based mineral exploration company with properties in Mexico. The Company’s website is www.gammonlake.com. Shares of the Company trade on the Toronto Stock Exchange under the symbol GAM.

For further information please contact: Terence Donahoe, Q.C., Chairman of the Board & Senior V.P., Inquiries and Investor Relations, Gammon Lake Resources Inc., tel: 902-468-0614 / fax: 902-468-0631.

CAUTIONARY STATEMENT
No stock exchange, securities commission or other regulatory authority has approved or disapproved the information contained herein. This News Release includes certain “forward-looking statements”. All statements other than statements of historical fact, included in this release, including, without limitation, statements regarding potential mineralization and reserves, exploration results, and future plans and objectives of Gammon Lake, are forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from Gammon Lake’s expectations are exploration risks detailed herein and from time to time in the filings made by Gammon Lake with securities regulators.